Allianz Life Insurance Company of North America

STEWART GREGG
Managing Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
www.allianzlife.com

April 4, 2008

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644


Re:  Allianz Life Insurance Company of New York
     Allianz Life of NY Variable Account C
     Post Effective Amendment No. 3
     Registration Statement Nos. 333-124767 and 811-05716

Dear Ms. Samuel:

We received oral comments from you on March 28, 2008 with respect to Registrant's above-referenced Post Effective Amendment No. 3 to Registration Statement No. 333-124767. This letter and the attached redlined prospectus pages respond to your comments.

1.   TRANSMITTAL LETTER

COMMENT:

The Tandy language in the letter is incorrect for this type of filing. Please use correct language.

RESPONSE:

The Company acknowledges that the Commission staff's review of this filing does not foreclose the Commission from taking any action with respect to the filing. The staff's review does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Company may not assert the staff's review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

2.   CONTRACT OWNER PERIODIC EXPENSES, PAGE 5:

COMMENT:

In Footnote 7, please insert cross-references to sections of the prospectus that describe the fees during the accumulation and annuity phases.

RESPONSE:

We added the following sentence to the end of Footnote 7.

"For more information, please see section 2, The Annuity Phase - Partial Annuitization."

                                                              AZL-High Five NY-1

3.   ANNUAL OPERATING EXPENSES OF THE INVESTMENT OPTIONS, PAGE 5:

COMMENT:

Please update table to reflect the period ended December 31, 2007.

RESPONSE:

We will update table to reflect the period ended December 31, 2007.

4.   WITHDRAWAL CHARGE, PAGE 35:

COMMENT:

Please review the last sentence of the first paragraph and revise for clarity.

RESPONSE:

We have revised the last sentence to provide the following information.

"Because the Short Withdrawal Charge Option carries an additional M&E charge, this option may not be appropriate for you if you do not intend to take a withdrawal from your Contract during the fifth through seventh years after you make a Purchase Payment."

5.   APPENDIX A

COMMENT:

Please update fees to reflect actual 2007 financial information in Footnotes.

RESPONSE:

The Footnotes have been revised. The information disclosed for the Investment Options are provided by the Investment Options' prospectuses.

--------------------------------------------------------------------------------

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,



Allianz Life Insurance Company of North America

By:  /S/ STEWART D. GREGG
         Stewart D. Gregg

                                                              AZL-High Five NY-2